AM 1-31-2002

2/5/02 TC

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02006008

ANNUAL AUDITED REPORT
PART III



SEC MAIL PROCESSING
RECEIVED
JAN 2 8 2002
WASH, D.C.
SECTION
316

SEC FILE NUMBER
8- 51832

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2000 (MM/DD/YY) AND ENDING November 30, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Investment Security Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23945 Calabasas Road Suite 113 C
(No. and Street)

Calabasas California 91302
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Seargeant (818) 222-1210
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 Northridge California 91324
(Address) (City) (State) Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 7 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MA

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Seargeant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Security Corporation, as of November 30, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 25 day of January, 2002

Notary Public

Signature

CFO
Title


RICHARD A. LEACH
Commission # 1215740
Notary Public — California
Los Angeles County
My Comm. Expires Apr 12, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
JAN 2 8 2002
316
WASH, D.C.
SECTION

Investment Security Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended November 30, 2001

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Investment Security Corporation

I have audited the accompanying statement of financial condition of Investment Security Corporation as of November 30, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Security Corporation as of November 30, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
December 18, 2001

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Investment Security Corporation
Statement of Financial Condition
November 30, 2001

Assets

Cash and cash equivalents	$ 13,720
Accounts receivable	4,063
Prepaid expenses	6,141
Deferred tax asset	359
Total assets	$ 24,283

Liabilities and Stockholder's Equity

Liabilities

Deferred income	$ 1,433
Commissions payable	1,861
Income taxes payable	696
Deferred income taxes payable	1,364
Total liabilities	5,354

Stockholder's equity

Common stock, no par value, 100,000 shares authorized, 100 shares issued and outstanding	1,000
Additional paid-in capital	10,000
Retained earnings	7,929
Total stockholder's equity	18,929
Total liabilities and stockholder's equity	$ 24,283

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Statement of Income
For the year ended November 30, 2001

Revenue	
Commission income	$ 435,444
Fees income	57,650
Interest and dividends	41
Other	6,935
Total revenue	500,070
Expenses	
Commissions and floor brokerage	448,735
Communications	404
Occupancy and equipment rental	439
Taxes, other than income taxes	4,599
Other operating expenses	34,076
Total expenses	488,253
Income before income tax provision	11,817
Income tax provision	
Income tax provision, including deferred taxes of $1,484	3,006
Total income tax provision	3,006
Net income	$ 8,811

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Statement of Changes of Stockholder's Equity
For the year ended November 30, 2001

	Common Stock	Additional Paid - in Capital	Retained Earnings (Deficit)	Total
Balance, November 30, 2000	$ 1,000	$ 10,000	$ (882)	$ 10,118
Net income (loss)	–	–	8,811	8,811
Balance, November 30, 2001	$ 1,000	$ $10,000	$ 7,929	$ 18,929

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Statement of Changes in Cash Flows
For the year ended November 30, 2001

Cash flows from operating activities:		
Net income (loss)		$ 8,811
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by operating activities:		
(Increase) decrease in:		
Accounts receivable	$ (3,535)	
Prepaid expenses	(3,461)	
Deferred income asset	120	
(Decrease) increase in:		
Accrued expenses	(182)	
Income tax payable	223	
Commissions payable	1,861	
Unearned income	400	
Deferred income taxes payable	1,364	
Total adjustments		(3,210)
Net cash and cash equivalents provided by operating activities		5,601
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase in cash and cash equivalents		5,601
Cash and cash equivalents at beginning of year		8,119
Cash and cash equivalents at end of year		$ 13,720

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Income taxes	$ 1,076
Interest	$ –

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Notes to Financial Statements
For the year ended November 30, 2001

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Investment Security Corporation (the "Company") was incorporated, in California, on January 21, 1999, as a registered broker-dealer under the Securities Exchange Act of 1934. The Company received operating approval from the National Association of Securities Dealers (NASD) on November 29, 1999. The Company operates under a fully-disclosed basis whereby it does not hold customer accounts or securities. The Company is a member of the National Association of Securities Dealers (NASD).

The Company's principal business is to serve in the capacity as the broker dealer for the offering and selling of mutual funds and variable insurance products at the retail level.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents consists of bank accounts and money market accounts.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Commissions and fee income are recognized when earned, with related commission expenses accrued concurrently.

Investment Security Corporation
Notes to Financial Statements
For the year ended November 30, 2001

Note 2: INCOME TAXES

The income tax provision consists of the following:

Federal taxes	$ 722
State taxes	800
Current tax provision	1,522
Federal deferred taxes	1,169
State deferred taxes	315
Deferred tax provision	1,484
Total income tax expense	$ 3,006

The deferred income asset arises at a result of temporary differences in the capitalization of start-up expenses and organization costs for income tax purposes in the amount of $3,990. The deferred tax asset of $359 represents the unamortized portion of this difference.

Deferred income taxes payable are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes.

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on November 30, 2001, the Company's net capital of $12,622 exceeded the minimum net capital requirement by $7,622; and the Company's ratio of aggregate indebtedness ($3,990) to net capital was 0.32 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Investment Security Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
For the year ended November 30, 2001

Computation of net capital:

Stockholder's equity		
Common stock	$ 1,000	
Additional paid-in capital	10,000	
Retained earnings	7,929	
Total stockholder's equity		$ 18,929
Add: Deferred income taxes payable	1,364	
Less: Non allowable assets		
Accounts receivable greater than 30 days	(1,050)	
Prepaid expenses	(6,141)	
Deferred tax asset	(359)	
Total adjustments		(6,186)
Net capital before haircuts		12,743
Less: Haircuts		
Money Market	(121)	
Total Haircuts		(121)
Net Capital		12,622
Computation of net capital requirements:		
Minimum net capital requirements		
6 2/3 percent of aggregate indebtedness	$ 266	
Minimum dollar net capital required	5,000	
Net capital required, greater of above		5,000
Excess net capital		$ 7,622
Ratio of aggregate indebtedness to net capital	0.32:1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated November 30, 2001.

See independent auditor's report.

Investment Security Corporation
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
For the year ended November 30, 2001

A computation of reserve requirements is not applicable to Investment Security Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Investment Security Corporation
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3
For the year ended November 30, 2001

Information relating to possession or control requirements is not applicable to Investment Security Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Investment Security Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended November 30, 2001

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Investment Security Corporation

In planning and performing my audit of the financial statements of Investment Security Corporation for the year ended November 30, 2001, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Investment Security Corporation that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at November 30, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
December 18, 2001